Exhibit 99.1

Jupai Reports Second Quarter 2016 Results

SHANGHAI — August 10, 2016 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2016.

SECOND QUARTER AND FIRST HALF 2016 FINANCIAL HIGHLIGHTS

•                      Net revenues in the second quarter of 2016 were $36.8 million, a 119.4% increase from $16.8 million for the corresponding period in 2015. For the first half of 2016, net revenues were $71.4 million, an increase of 132.4% from $30.7 million for the same period in 2015.

($’000, except percentages)	Q2 2015	Q2 2015%	Q2 2016	Q2 2016%	YoY Change %
One-time commissions	9,609	57.2%	22,379	60.7%	132.9%
Recurring management fee	3,745	22.3%	9,379	25.5%	150.4%
Recurring service fees	3,441	20.5%	5,087	13.8%	47.8%
Total net revenues	16,795	100.0%	36,845	100.0%	119.4%

($’000, except percentages)	H1 2015	H1 2015%	H1 2016	H1 2016%	YoY Change %
One-time commissions	19,584	63.7%	46,305	64.9%	136.4%
Recurring management fee	6,504	21.2%	15,034	21.0%	131.1%
Recurring service fees	4,650	15.1%	10,089	14.1%	117.0%
Total net revenues	30,738	100.0%	71,428	100.0%	132.4%

•                      Income from operations in the second quarter of 2016 was $8.2 million, a 14.1% increase from $7.2 million for the corresponding period in 2015. For the first half of 2016, income from operations was $13.1 million, a decrease of 4.3% from $13.6 million for the same period in 2015.

•                      Net income attributable to ordinary shareholders in the second quarter of 2016 was $6.0 million, consistent with that of the corresponding period in 2015. For the first half of 2016, net income attributable to ordinary shareholders was $10.1 million, a decrease of 7.4% from $10.9 million for the same period in 2015.

•                      Non-GAAP1 net income attributable to ordinary shareholders in the second quarter of 2016 was $7.3 million, an 11.2% increase from $6.6 million for the corresponding period in 2015. For the first half of 2016, non-GAAP net income attributable to ordinary shareholders was $12.7 million, an increase of 7.5% from $11.8 million for the same period in 2015.

SECOND QUARTER AND FIRST HALF 2016 OPERATIONAL UPDATES

•                      Total number of active clients2 during the second quarter of 2016 was 3,800.

•                      The aggregate value of wealth management products distributed by the Company during the second quarter of 2016 was RMB8,158 million ($1,243 million), a 26.9% increase from the corresponding period in 2015. For the first half of 2016, the aggregate value of wealth management products distributed by the Company was RMB18,990 million ($2,915 million), a 73.6% increase from the corresponding period in 2015.

1  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

2  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
Product type	June 30, 2015		June 30, 2016		June 30, 2015		June 30, 2016
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	2,191	35%	4,778	59%	5,071	47%	9,981	53%
Private equity products	1,379	21%	2,201	27%	2,421	22%	6,260	33%
Secondary market equity fund products	2,728	42%	841	10%	3,291	30%	2,103	11%
Other products	130	2%	338	4%	155	1%	646	3%
All products	6,428	100%	8,158	100%	10,938	100%	18,990	100%

•                      Jupai’s coverage network as of June 30, 2016 included 61 client centers covering 36 cities, up from 42 client centers covering 23 cities, as of June 30, 2015.

•                      Total assets under management3 as of June 30, 2016 were RMB25,838 million ($3,896 million), a 20.5% increase from March 31, 2016 and a 403.3% increase from June 30, 2015.

Assets under management — breakdown by product type

	As of
Product type	June 30, 2015		June 30, 2016
	(RMB in millions, except percentages)
Fixed income products	2,540	50%	10,943	42%
Private equity products	1,682	33%	12,818	50%
Secondary market equity fund products	794	15%	1,366	5%
Other products	118	2%	711	3%
All products	5,134	100%	25,838	100%

“We are pleased to announce that Jupai maintained strong growth momentum in the first half of 2016 with revenue growing 132% year-over-year,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “In order to optimize our revenue structure, we continued to execute upon our product diversification strategy, with fixed-income products accounting for 53% of the aggregate value of all products distributed in the first half of 2016, and equity related products, including private equity, venture capital, and secondary market products accounting for 44% of the aggregate value of all products distributed in the same period. In addition, our asset management business made solid progress over the past year, with total assets under management growing to RMB25.8 billion as of June 30, up from RMB5.1 billion a year ago.”

Mr. Ni continued, “Looking forward, we will continue to expand our product offering into areas including insurance and overseas products as the appropriate opportunities arise. We believe that a diversified product structure can better meet the ever-changing wealth management and asset allocation needs of our clients and help ensure steady, long-term growth for Jupai. We will continue to focus on attracting and retaining the best professionals, selecting high quality products and maintaining stringent risk control standards, in order to build China’s leading wealth and asset management brand.”

Mr. Tianxiang Hu, Jupai’s co-chairman and executive chairman of the board added, “Since our founding, Jupai has built a reputation for deeply understanding clients’ goals and needs. We recently participated in an education program run by The Wharton School of the University of Pennsylvania to provide our professional teams and high-net-worth clients with the latest investment knowledge and training. Combined with our team’s industry leading knowledge and expertise across a range of product categories, we believe Jupai is uniquely positioned to provide high quality financial products to China’s growing numbers of high-net-worth individuals.”

3  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai achieved impressive growth in the first half of 2016, primarily driven by our proactive sales and brand building strategies. Additionally, we adjusted our commission policy in the first quarter of 2016 to control costs, which resulted in a higher net profit margin in the second quarter. As we continue to optimize our revenue structure, expand our business scale and improve operating efficiency, we remain confident in our bottom-line outlook for the rest of the year.”

SECOND QUARTER AND FIRST HALF 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2016 were $36.8 million, a 119.4% increase from $16.8 million for the corresponding period in 2015, primarily due to increases in one-time commissions and recurring management fees. Net revenues were $71.4 million for the first half of 2016, an increase of 132.4% from $30.7 million for the same period in 2015.

•                      Net revenues from one-time commissions for the second quarter of 2016 were $22.4 million, a 132.9% increase from $9.6 million for the corresponding period in 2015, primarily as a result of an increase in the average commission rate charged, and an increase in the aggregate value of wealth management products distributed by the company. For the first half of 2016, net revenues from one-time commissions were $46.3 million, an increase of 136.4% from $19.6 million for the same period in 2015.

•                      Net revenues from recurring management fees for the second quarter of 2016 were $9.4 million, a 150.4% increase from $3.7 million for the corresponding period in 2015, primarily attributable to an increase in the value of assets under management. The Company recognized $0.2 million and $1.4 million carried interest in the second quarter of 2016 and 2015, respectively. For the first half of 2016, net revenues from recurring management fees were $15.0 million, a 131.1% increase from $6.5 million for the same period in 2015. $0.7 million and $2.6 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2016 and the same period in 2015, respectively.

•                      Net revenues from recurring service fees for the second quarter of 2016 were $5.1 million, a 47.8% increase from $3.4 million for the corresponding period in 2015, primarily as the Company provided ongoing services to more product suppliers. The Company recognized $0.6 million and $2.4 million variable performance fees in the second quarter of 2016 and 2015, respectively. For the first half of 2016, net revenues from recurring service fees were $10.1 million, a 117.0% increase from $4.6 million for the same period in 2015. The Company recognized $1.2 million and $2.8 million variable performance fees for the first half of 2016 and the same period in 2015, respectively.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2016 were $28.6 million, an increase of 198.3% from $9.6 million for the corresponding period in 2015. For the first half of 2016, operating costs and expenses were $58.4 million, an increase of 241.5% from 17.1 million for the same period in 2015.

•                      Cost of revenues for the second quarter of 2016 was $14.9 million, a 185.0% increase from $5.2 million for the corresponding period in 2015, primarily due to concurrent increases in the number of wealth management advisors and client managers and the average compensation, in particular commission fees, paid to them. For the first half of 2016, cost of revenues were $32.1 million, an increase of 265.9% from $8.8 million for the same period in 2015.

•                      Selling expenses for the second quarter of 2016 were $7.8 million, a 308.3% increase from $1.9 million for the corresponding period in 2015, primarily due to increases in marketing, advertising and brand promotion expenses. For the first half of 2016, selling expenses were $15.9 million, an increase of 292.1% from $4.1 million for the same period in 2015.

•                      G&A expenses for the second quarter of 2016 were $5.9 million, a 101.1% increase from $2.9 million for the corresponding period in 2015, mainly due to increases in both the numbers of managerial and administrative personnel and compensation paid to them as well as increased rental and office supply expenses. For the first half of 2016, G&A expenses were $10.8 million, an increase of 126.0% from $4.8 million for the same period in 2015.

•                      Other operating income (government subsidies) received by the Company in the second quarter of 2016 was $9.9 thousand, a 98.0% decrease from $490.6 thousand for the corresponding period in 2015. For the first half of 2016, other operating income was $496.4 thousand, a decrease of 7.8% from $538.7 thousand for the same period in 2015.

Operating margin for the second quarter of 2016 was 22.3%, compared to 42.9% for the corresponding period in 2015. The decrease was mainly due to increased compensation costs and marketing expenses as well as decreased government subsidies compared with the corresponding period in 2015. For the first half of 2016, operating margin was 18.3%, compared to 44.4% for the same period in 2015.

Income tax expenses for the second quarter of 2016 were $2.3 million, a 6.6% increase from $2.2 million for the corresponding period in 2015. For the first half of 2016, income tax expenses were $3.7 million, a decrease of 11.6% from $4.2 million for the same period in 2015. The decrease was primarily due to a decrease in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the second quarter of 2016 was $6.0 million, consistent with that of the corresponding period in 2015. For the first half of 2016, net income attributable to ordinary shareholders was $10.1 million, a decrease of 7.4% from $10.9 million for the same period in 2015.

•                      Net margin for the second quarter of 2016 was 16.4%, as compared to 35.9% for the corresponding period in 2015. For the first half of 2016, net margin was 14.2%, compared to 35.6% for the same period in 2015.

•                      Net income attributable to ordinary shareholders per basic and diluted ADS for the second quarter of 2016 was $0.19 and $0.18, respectively, as compared to $0.31 and $0.30, respectively, for the corresponding period in 2015. For the first half of 2016, net income attributable to ordinary shareholders per basic and diluted ADS was $0.32 and $0.30, respectively, as compared to $0.56 and $0.54, respectively, for the same period in 2015.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2016 was $7.3 million, an 11.2% increase from $6.6 million for the corresponding period in 2015. For the first half of 2016, non-GAAP net income attributable to ordinary shareholders was $12.7 million, a 7.5% increase from $11.8 million for the same period in 2015.

•                      Non-GAAP net margin for the second quarter of 2016 was 19.9%, as compared to 39.3% for the corresponding period in 2015. For the first half of 2016, non-GAAP net margin was 17.8%, as compared to 38.5% for the same period in 2015.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the second quarter of 2016 was $0.22, as compared to $0.32 for the corresponding period in 2015. For the first half of 2016, non-GAAP net income attributable to ordinary shareholders per diluted ADS was $0.38, as compared to $0.59 for the same period in 2015.

Balance Sheet and Cash Flow

As of June 30, 2016, the Company had $140.4 million in cash and cash equivalents, compared to $122.5 million as of December 31, 2015 and $41.2 million as of June 30, 2015.

Net cash used in operating activities during the second quarter of 2016 was $0.1 million. For the first half of 2016, net cash used in operating activities was $1.5 million.

Net cash used in investing activities during the second quarter of 2016 was $0.6 million. For the first half of 2016, net cash used in investing activities was $2.2 million.

Net cash provided by financing activities during the second quarter of 2016 was $0.3 million. For the first half of 2016, net cash provided by financing activities was $21.6 million.

BUSINESS OUTLOOK

The Company estimates that its net revenues for the third quarter of 2016 will be in the range of $35 million to $38 million, an increase of 12.9% to 22.6% compared to the same period in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on August 10, 2016 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404 or +1-631-514-2526
Hong Kong:	+852-5808-3202 or 800-905-927
Mainland China:	400-120-0539
Singapore	800-616-3222 or +65-3157-9230
Passcode:	1015513

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 17, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Singapore	800-616-2127
Passcode:	1015513

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (21) 6230 5097

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars)

	As of
	December 31,	June 30,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	122,504,799	140,375,047
Short-term investments	11,156,616	12,090,843
Short-term entrusted investments	287,797	—
Accounts receivable	4,005,258	4,588,235
Other receivables	5,164,971	7,077,509
Amounts due from related parties	1,836,209	7,615,902
Deferred tax assets — current	7,087,092	6,914,233
Other current assets	1,025,526	1,324,148

Total current assets	153,068,268	179,985,917
Long-term investments	9,988,168	6,786,102
Investment in affiliates	11,577,995	13,231,690
Advanced payment for acquisition	14,612,634	15,968,241
Property and equipment, net	2,473,964	3,506,090
Intangible assets	8,432,021	9,054,405
Goodwill	39,995,458	40,783,726
Long-term prepayment	292,655	1,146,823
Deferred tax assets — non-current	1,243,313	1,243,313

Total Assets	241,684,476	271,706,307

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	12,443,966	9,712,236
Income tax payable	15,913,670	9,319,714
Other tax payable	6,039,794	5,701,872
Dividend payable	1,154,983	—
Amounts due to related parties-current	—	1,045,813
Deferred revenue from related parties	12,897,658	19,230,484
Deferred revenues	8,956,195	8,038,836
Other current liabilities	730,405	1,114,382

Total current liabilities	58,136,671	54,163,337
Amounts due to related parties-non current	5,280,000	—
Deferred revenue — non-current from related parties	4,729,030	9,704,253
Deferred revenue — non-current	548,464	584,967
Non-current uncertain tax position liabilities	827,315	852,867
Deferred tax liabilities— non-current	2,108,005	2,054,958

Total Liabilities	71,629,485	67,360,382
Equity	170,054,991	204,345,925

Total Liabilities and Total Shareholders’ Equity	241,684,476	271,706,307

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
	$	$	$	$
Revenues
Third party revenues	6,198,509	10,481,858	11,615,003	23,746,179
Related party revenues	10,716,363	25,934,572	19,331,926	47,659,253
Total revenues	16,914,872	36,416,430	30,946,929	71,405,432
Business taxes and related surcharges	(119,676)	428,490	(208,624)	22,732

Net revenues	16,795,196	36,844,920	30,738,305	71,428,164

Operating costs and expenses:
Cost of revenues	(5,234,630)	(14,919,564)	(8,781,175)	(32,132,185)
Selling expenses	(1,912,099)	(7,806,549)	(4,054,944)	(15,898,502)
General and administrative expenses	(2,942,225)	(5,916,345)	(4,795,414)	(10,838,610)
Other operating income — government subsidies	490,591	9,855	538,660	496,387

Total operating cost and expenses	(9,598,363)	(28,632,603)	(17,092,873)	(58,372,910)

Income from operations	7,196,833	8,212,317	13,645,432	13,055,254

Interest income	349,934	312,813	358,209	422,140
Investment income	847,739	509,673	1,898,529	997,491
Other (loss) income	—	(15,542)	—	30,534

Total other income	1,197,673	806,944	2,256,738	1,450,165

Income before taxes and income from equity in affiliates	8,394,506	9,019,261	15,902,170	14,505,419
Income tax expense	(2,195,751)	(2,341,294)	(4,182,355)	(3,697,129)
Income from equity in affiliates	580,759	49,431	388,153	10,301

Net income	6,779,514	6,727,398	12,107,968	10,818,591
Net income attributable to non-controlling interests	(746,046)	(689,705)	(1,176,619)	(690,849)

Net income attributable to ordinary shareholders	6,033,468	6,037,693	10,931,349	10,127,742

Net income per ADS:
Basic	0.31	0.19	0.56	0.32
Diluted	0.30	0.18	0.54	0.30
Weighted average number of shares used in computation:
Basic	61,244,980	192,331,079	61,244,980	191,991,355
Diluted	66,244,550	200,882,399	65,129,250	200,537,643

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	$	$	$	$
Net income	6,779,514	6,727,398	12,107,968	10,818,591
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	197,077	—	233,593	—
Disposal of available-for-sale investment	—	—	(43,288)	—
Change in cumulative foreign currency translation adjustment	(46,994)	(2,825,861)	(153,801)	(2,378,641)
Other comprehensive income (loss)	150,083	(2,825,861)	36,504	(2,378,641)

Comprehensive income	6,929,597	3,901,537	12,144,472	8,439,950
Less: Comprehensive income attributable to non-controlling interests	745,646	623,878	1,167,770	691,527

Comprehensive income attributable to ordinary shareholders	6,183,951	3,277,659	10,976,702	7,748,423

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	$	$	$	$
Net margin	35.9%	16.4%	35.6%	14.2%
Adjusted net margin (non-GAAP)	39.3%	19.9%	38.5%	17.8%

Net income attributable to ordinary shareholders	6,033,468	6,037,693	10,931,349	10,127,742
Adjustment for share-based compensation	560,787	772,296	893,533	1,544,596
Adjustment for amortization of intangible assets related to acquisition	—	519,783		1,039,565
Adjusted net income attributable to ordinary shares(non-GAAP)	6,594,255	7,329,772	11,824,882	12,711,903

Net income attributable to ordinary shares per ADS, diluted	0.30	0.18	0.54	0.30
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	0.32	0.22	0.59	0.38

Weighted average number of shares used in computation:
Diluted	66,244,550	200,882,399	65,129,250	200,537,643